Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

May 1, 2025

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kieran Brown

Re:	Partners Group Private Equity (Master Fund) Fund, LLC, et al. (the “Applicants”); File No. 812-15418

Dear Mr. Brown:

We are writing on behalf of the Applicants to respectfully request the withdrawal of the Applicants’ application, originally filed with the Securities and Exchange Commission on December 27, 2022, and amended and restated on August 8, 2023, December 28, 2023, July 22, 2024 and January 27, 2025, for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”) and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 thereunder (the “Application”).

The Applicants respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

If you have any questions or need further information, please contact me at (215) 988-2959 or joshua.deringer@faegredrinker.com, or, in my absence, Joshua Lindauer at (212) 248-3298 or joshua.lindauer@faegredrinker.com.

* * *

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer